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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2(b)

EDELBROCK CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

279 434 104

(CUSIP Number)

OCTOBER 19, 1994

(Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

CUSIP NO. 279434104	13G	Page 2 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON (ENTITIES ONLY) O. Victor Edelbrock, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,977,936

	6	SHARED VOTING POWER 857,037

	7	SOLE DISPOSITIVE POWER 1,977,936

	8	SHARED DISPOSITIVE POWER 857,037

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,834,973(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]

(1)	Includes 857,037 shares owned by the Vic and Nancy Edelbrock Inter Vivos Trust, 721,402 shares owned by the Vic Edelbrock, Sr. Will Marital Deduction Fund, 618,750 shares owned by the Vic Edelbrock, Sr. Will Residuary Fund, 71,761 shares owned by the Sean Michael Robb Trust, 71,761 shares owned by the Alexander Edelbrock Wilson Trust, 71,761 shares owned by the Courtney Isom Trust, 41,750 shares owned by the Carey Edelbrock Robb Trust, 71,761 shares owned by the Cathleen Edelbrock Trust, 71,750 shares owned by the Christina Edelbrock Trust, 15,199 shares owned by the Troy Frederick Robb Trust, 15,199 shares owned by the Grant Douglas Robb Trust, 15,199 shares owned by the Brooke Elizabeth Robb Trust, 15,199 shares owned by the Kyle Patrick Robb Trust, and 187 shares attributable to Nancy Edelbrock’s beneficial interest in the Issuer’s 401(k) Retirement Plan. Mr. Edelbrock is the sole trustee of the above trusts, except for the Inter Vivos Trust, for which he is co-trustee with Nancy Edelbrock. Also includes 176,257 shares attributable to Mr. Edelbrock’s beneficial interest in the Issuer’s 401(k) Retirement Plan.

CUSIP NO. 279434104	13G	Page 3 of 11

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.0%

12	TYPE OF REPORTING PERSON IN

CUSIP NO. 279434104	13G	Page 4 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON (ENTITIES ONLY) Nancy Edelbrock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 187

	6	SHARED VOTING POWER 857,037

	7	SOLE DISPOSITIVE POWER 187

	8	SHARED DISPOSITIVE POWER 857,037

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,834,973(2)

(2)	Includes 857,037 shares owned by the Vic and Nancy Edelbrock Inter Vivos Trust, 721,402 shares owned by the Vic Edelbrock, Sr. Will Marital Deduction Fund, 618,750 shares owned by the Vic Edelbrock, Sr. Will Residuary Fund, 71,761 shares owned by the Sean Michael Robb Trust, 71,761 shares owned by the Alexander Edelbrock Wilson Trust, 71,761 shares owned by the Courtney Isom Trust, 41,750 shares owned by the Carey Edelbrock Robb Trust, 71,761 shares owned by the Cathleen Edelbrock Trust, 71,750 shares owned by the shares owned by the Christina Edelbrock Trust, 15,199 shares owned by the Troy Frederick Robb Trust, 15,199 shares owned by the Grant Douglas Robb Trust, 15,199 shares owned by the Brooke Elizabeth Robb Trust, 15,199 shares owned by the Kyle Patrick Robb Trust, and 176,257 shares attributable to O. Victor Edelbrock’s beneficial interest in the Issuer’s 401(k) Retirement Plan. Ms. Edelbrock is Mr. Edelbrock’s spouse, and she disclaims beneficial ownership of the above shares except for the shares held in the Inter Vivos Trust, for which she is co-trustee with Mr. Edelbrock. Mr. Edelbrock is the sole trustee of the other trusts. Also includes 187 shares attributable to Ms. Edelbrock’s beneficial interest in the Issuer’s 401(k) Retirement Plan.

CUSIP NO. 279434104	13G	Page 5 of 11

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.0%

12	TYPE OF REPORTING PERSON IN

CUSIP NO. 279434104	13G	Page 7 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON (ENTITIES ONLY) The Vic and Nancy Edelbrock Inter Vivos Trust dated Dec. 19, 1980

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 857,037

	6	SHARED VOTING POWER - 0 -

	7	SOLE DISPOSITIVE POWER 857,037

	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,037

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7%

12	TYPE OF REPORTING PERSON OO

CUSIP NO. 279434104	13G	Page 7 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON (ENTITIES ONLY) The Vic Edelbrock, Sr. Will Marital Deduction Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 721,402

	6	SHARED VOTING POWER - 0 -

	7	SOLE DISPOSITIVE POWER 721,402

	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 721,402

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%

12	TYPE OF REPORTING PERSON OO

CUSIP NO. 279434104	13G	Page 8 of 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON (ENTITIES ONLY) The Vic Edelbrock, Sr. Will Residuary Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 618,750

	6	SHARED VOTING POWER - 0 -

	7	SOLE DISPOSITIVE POWER 618,750

	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,750

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%

12	TYPE OF REPORTING PERSON OO

CUSIP No. 279434104	13G	Page 9 of 11

Item 1.	(a)		Name of Issuer:
Edelbrock Corporation

	(b)		Address of Issuer’s Principal Executive Offices:
2700 California Street Torrance, CA 90503

Item 2.	(a)		Name of Persons Filing:
O. Victor Edelbrock, Jr.
Nancy Edelbrock
The Vic and Nancy Edelbrock Inter Vivos Trust dated December 19, 1980
The Vic Edelbrock, Sr. Will Marital Deduction Fund
The Vic Edelbrock, Sr. Will Residuary Fund

	(b)		Address of Principal Business Office or, if none, Residence:
2700 California Street Torrance, CA 90503

	(c)		Citizenship:
United States

	(d)		Title of Class of Securities:
Common Stock

	(e)		CUSIP Number:
279434104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;
	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Item 9 of cover pages.

(b)	Percent of class:

See Item 11 of cover pages.

CUSIP No. 279434104	13G	Page 10 of 11

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote See Item 5 of cover page.

(ii) Shared power to vote or to direct the vote See Item 6 of cover page.

(iii) Sole power to dispose or to direct the disposition of See Item 7 of cover page.

(iv) Shared power to dispose or to direct the disposition of See Item 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

CUSIP No. 279434104	13G	Page 11 of 11

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2002

Date

O. VICTOR EDELBROCK, JR.

O. VICTOR EDELBROCK, JR.

NANCY EDELBROCK

NANCY EDELBROCK

THE VIC AND NANCY EDELBROCK INTER VIVOS TRUST DATED 12/19/80

By:	O. VICTOR EDELBROCK, JR.

O. VICTOR EDELBROCK, JR. TRUSTEE

NANCY EDELBROCK

NANCY EDELBROCK TRUSTEE

THE VIC EDELBROCK, SR. WILL MARITAL DEDUCTION FUND

By:	O. VICTOR EDELBROCK, JR.

O. VICTOR EDELBROCK, JR. TRUSTEE

THE VIC EDELBROCK, SR. WILL RESIDUARY FUND

By:	O. VICTOR EDELBROCK, JR.

O. VICTOR EDELBROCK, JR. TRUSTEE